UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 16, 2004

CINAR Corporation (Translation of registrant's name into English)

1055, René-Lévesque Blvd East, Montréal, Quebec, Canada H2L 4S5 (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ____	Form 40-F X

[Indicate by checkmark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange act of 1934.

Yes ____	No __X__

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- __________

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

CINAR Corporation (Registrant)

Date: February 16, 2004

By:	(signed) Stuart Snyder Stuart Snyder President & CEO

The following attached document is filed under this Form 6-K: EXHIBIT A: Press Release dated February 16, 2004 - CINAR'S SPECIAL SHAREHOLDERS MEETING

TO:	News directors, assignment editors, journalists and columnists: business, finance and communications news

FROM:	CINAR

DATE:	February 16th, 2004

RE:	Invitation --Special Shareholders' Meeting

CINAR'S SPECIAL SHAREHOLDERS’ MEETING
February 17, 2004

Montreal (Qc) Canada - February 16, 2004 - Mr. Robert Després, Chairman of the Board and Mr. Stuart Snyder, President & CEO of CINAR Corporation, invite the news media to the Special Shareholders' Meeting that will be held on Tuesday, February 17, 2004, at 11:00 A.M., in the Hochelaga 4 Room of the Fairmont Queen Elizabeth Hotel, 900 René-Lévesque Blvd. W., in Montreal.

Photos and television cameras will be allowed only prior to the meeting and photographers and cameramen will be asked to leave at 10:55 A.M. Reporters are invited to attend the meeting. Immediately following the shareholders' meeting, Mr. Després and Mr. Snyder will be available for one-on-one interviews with the media in the Hochelaga 5 Room. Please call Roch Landriault to schedule an interview time.

DATE BOOK

WHAT:	CINAR Special Shareholders' Meeting and one-on-one interviews

WHO:	Mr. Robert Després, Chairman of the Board, CINAR Corporation, Mr. Stuart Snyder, President & CEO, CINAR Corporation

WHEN:	Tuesday, February 17, 2004 11:00 A.M. Hochelaga 4 Room (special meeting) 12:00 noon Hochelaga 5 Room (one-on-one interviews with the media)

WHERE:	Fairmont Queen Elizabeth Hotel, 900 René-Lévesque Blvd. W., Montreal.

FOR INFORMATION AND INTERVIEWS: Roch Landriault (514) 843-2345